As filed with the Securities and Exchange Commission on June 28, 1999


                  SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               FORM 11-K

            / x / ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 1998

                                   OR

          / / TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

           For the transition period from _________ to _________

                      Commission File No. 333-39249

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                 Pioneer Natural Resources Company
                   5205 N. O'Connor Boulevard
                     1400 Williams Square West
                        Irving, Texas 75039

PAGE>

                PIONEER NATURAL RESOURCES USA, INC.
                            401(k) PLAN


          Financial Statements and Supplemental Schedules

      As of and for the years ended December 31, 1998 and 1997

              (With Reports of Independent Auditors)

                 Report of Independent Auditors

To the Participants and the Plan Administrator of Pioneer Natural Resources USA, Inc.
401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998, and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                      Ernst & Young LLP

Fort Worth, Texas
May 18, 1999

PAGE>

                         Report of Independent Auditor

To the Participants and Administrator
 of Pioneer Natural Resources USA, Inc.
 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) Plan (the "Plan") as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

                                              KPMG LLP


Midland, Texas
June 12, 1998

                       PIONEER NATURAL RESOURCES USA, INC.
                                   401(k) PLAN

                 Statements of Net Assets Available for Benefits

                            December 31, 1998 and 1997

                                                       1998            1997
                                                       ----            ----

Investments at fair value:
  VMMR - Prime Portfolio - 9,022,294 shares in
   1998 and 6,920,007 shares in 1997
    (cost approximates fair value)                 $ 9,022,294     $ 6,920,007

  Mutual Funds:
   Vanguard - ST Corporate Fund - 462,563 shares
     in 1998 and 512,013 shares in 1997 (cost
     $4,990,127 and $5,516,188, respectively)        5,014,181       5,536,114
   Vanguard 500 Index Fund - 53,190 shares in 1998
     and 40,837 shares in 1997 (cost $4,443,663 and
     $2,872,952, respectively)                       6,061,044       3,680,362
   Vanguard Primecap Fund - 160,887 shares in 1998
     and 156,311 shares in 1997 (cost $5,432,011
     and $4,845,166, respectively)                   7,667,874       6,188,725
   Vanguard Windsor II Fund - 284,179 shares in
     1998 and 254,464 shares in 1997 (cost
     $7,412,372 and $6,128,990, respectively)        8,482,733       7,286,947
   Vanguard International Growth Fund - 26,813
     shares in 1998 and 22,235 shares in 1997
     (cost $468,142 and $380,071, respectively)        503,275         364,755
   Sarofim Equity Fund - 721,068 shares in 1998 and
     916,548 shares in 1997 cost $28,018,845 and
     $35,277,286, respectively)                     35,779,402      35,727,154
   Pioneer Natural Resources Stock Fund  - 131,265
     shares in 1998 and 94,711 shares in 1997
     (cost $2,776,429 and $2,415,438, respectively)  1,148,565       2,740,713
                                                    ----------      ----------
                                                    73,679,368      68,444,777
                                                    ----------      ----------
Investments at Contract Value:
     Pioneer Natural Resources Stable Value Fund     2,276,593       3,178,713

Participants' loans (unpaid principal balance
  approximates fair value)                           1,657,912       1,538,357
                                                  ------------    ------------
      Net assets available for benefits           $ 77,613,873    $ 73,161,847
                                                  ============    ============












                 See accompanying notes to financial statements.

PAGE>

                      PIONEER NATURAL RESOURCES USA, INC.
                                  401(k) PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information
                     For the year ended December 31, 1998

                                                                                           Pioneer   Pioneer
                                Vanguard                                 Vanguard           Natural   Natural
                        VMMR-    - ST   Vanguard   Vanguard   Vanguard  Internat.  Sarofim Resources Resources
                       Prime     Corp.  500 Index  Primecap  Windsor II  Growth    Equity   Stable    Stock  Participants'
                     Portfolio   Fund     Fund       Fund       Fund      Fund      Fund  Value Fund  Fund       Loans      Total
                     ---------   ----     ----       ----       ----    ---------   ----  ----------  ----       -----      -----

Additions to net assets
 attributed to:
  Investment income
    (loss)            360,684   318,740    89,027   298,830   877,800  10,968      1,491  169,900      12,114    134,425   2,273,979
  Employee
    contributions     416,381   244,668   713,643   708,611   818,257 139,633    772,250        -     168,821          -   3,982,264
   Rollovers          204,653   243,570   903,321   324,710   495,295  48,547    697,125        -     260,222          -   3,177,443
   Loan payments       84,115    49,910   108,557   154,502   149,423   8,590    173,484        -       8,393   (736,974)          -
   Net appreciation
    (depreciation)in
    fair value of
    investments             -    15,992 1,135,647 1,284,683   335,362  53,008  8,616,572        -  (2,139,857)         -   9,301,407
                   ----------   ------- --------- --------- --------- ------- ----------  -------  ----------   --------  ----------
Total additions     1,065,833   872,880 2,950,195 2,771,336 2,676,137 260,746 10,260,922  169,900  (1,690,307)  (602,549) 18,735,093
                   ----------   ------- --------- --------- --------- ------- ----------  -------  ----------   --------  ----------

Deductions from net
 assets attributed to:
   Employee loans      78,077    48,925    77,459    76,267   125,587   8,012    568,914   46,207      21,169 (1,050,617)          -
   Distributions to
    participants    2,753,964   750,495   938,957   918,425 1,340,297 145,970  5,940,944  690,588     266,047    328,513  14,074,200
   Fees                21,394       936       631       819     1,732      84    180,309    1,734       1,228          -     208,867
                   ----------   ------- --------- --------- --------- ------- ----------  -------  ---------- ----------  ----------
Total deductions    2,853,435   800,356 1,017,047   995,511 1,467,616 154,066  6,690,167  738,529     288,444   (722,104) 14,283,067
                   ----------   ------- --------- --------- --------- ------- ----------  -------  ---------- ----------  ----------

   Net increase
    (decrease)
      prior to
      interfund
      transfers    (1,787,602)   72,524 1,933,148 1,775,825 1,208,521 106,680  3,570,755 (568,629) (1,978,751)   119,555   4,452,026

   Interfund
      transfers     3,889,889  (594,457)  447,534  (296,676)  (12,735) 31,840 (3,518,507)(333,491)    386,603          -           -
                    ---------   ------- --------- --------- --------- ------- ---------- --------  ---------- ----------  ----------

    Net increase
     (decrease)     2,102,287  (521,933)2,380,682 1,479,149 1,195,786 138,520     52,248 (902,120) (1,592,148)   119,555   4,452,026

Net assets available for benefits:
   Beginning of
     year           6,920,007 5,536,114 3,680,362 6,188,725 7,286,947 364,755 35,727,154 3,178,713  2,740,713  1,538,357  73,161,847
                   ---------- --------- --------- --------- --------- ------- ---------- ---------  ---------  ---------  ----------

   End of year      9,022,294 5,014,181 6,061,044 7,667,874 8,482,733 503,275 35,779,402 2,276,593  1,148,565  1,657,912  77,613,873
                   ========== ========= ========= ========= ========= ======= ========== =========  =========  =========  ==========





              See accompanying notes to financial statements.

               PIONEER NATURAL RESOURCES USA, INC.
                         401(k) PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information
               For the year ended December 31, 1997


                                                                                          Pioneer   Pioneer
                                Vanguard                                 Vanguard           Natural   Natural
                        VMMR-    - ST   Vanguard   Vanguard   Vanguard  Internat.  Sarofim Resources Resources
                       Prime     Corp.  500 Index  Primecap  Windsor II  Growth    Equity   Stable    Stock  Participants'
                     Portfolio   Fund     Fund       Fund       Fund    Portfolio   Fund  Value Fund  Fund       Loans      Total
                     ---------   ----     ----       ----       ----    ---------   ----  ----------  ----       -----      -----

Additions to net
 assets attributed
  to:
   Investment income   125,057   176,827    84,758   222,360   659,604  15,336      8,005   239,065     8,529     99,402   1,638,943
   Employer
    contributions      101,571    58,668   100,489   153,602   180,227  21,276          -         -   629,404          -   1,245,237
   Employee
    contributions      451,351   284,119   542,391   635,781   755,218 131,538    241,281         -    22,228          -   3,063,907
   Transfers from
    other plans      4,728,468 3,528,089         -         -         -       - 35,419,100         -         -          -  43,675,657
   Loan payments        81,688    40,610     2,120   128,600   141,128   4,152        750         -        52   (459,100)          -
   Net appreciation
    (depreciation)
    in fair value of
    investments              -    11,267   728,875 1,260,371 1,085,522 (13,464)   450,231         -  (603,051)         -   2,919,751
                     --------- --------- --------- --------- --------- ------- ----------   -------  --------   --------  ----------
    Total additions  5,488,135 4,099,580 1,518,633 2,400,714 2,821,699 158,838 36,119,367   239,065    57,162   (359,698) 52,543,495

Deductions from net
 assets attributed
  to:
   Employee loans       76,577    71,653   103,343   169,886   188,334   7,761    333,687    88,875       889 (1,041,005)          -
   Distributions
    to participants    276,375    80,913   104,683   176,923   373,691  13,112          -   238,428   108,770     36,709   1,409,604
   Fees                    860       540         -        40       300      40          -         -         -          -       1,780
                      -------- --------- --------- --------- --------- ------- ----------  --------  -------- ----------  ----------
    Total deductions   353,812   153,106   208,026   346,849   562,325  20,913    333,687   327,303   109,659 (1,004,296)  1,411,384

   Net increase
    (decrease)prior
    to interfund
    transfers        5,134,323 3,946,474 1,310,607 2,053,865 2,259,374 137,925 35,785,680   (88,238)  (52,497)   644,598  51,132,111

   Interfund
    transfers          109,653   (85,959)  193,581   204,528  (260,726) 95,626    (58,526) (528,343)  330,166          -           -
                     --------- --------- --------- ---------  -------- ------- ----------  --------   ------- ----------  ----------
   Net increase
    (decrease)       5,243,976 3,860,515 1,504,188 2,258,393 1,998,648 233,551 35,727,154  (616,581)  277,669    644,598  51,132,111

Net assets available
 for benefits:
   Beginning of
    year             1,676,031 1,675,599 2,176,174 3,930,332 5,288,299 131,204          - 3,795,294 2,463,044    893,759  22,029,736
                     --------- --------- --------- --------- --------- ------- ---------- --------- --------- ----------  ----------
   End of year       6,920,007 5,536,114 3,680,362 6,188,725 7,286,947 364,755 35,727,154 3,178,713 2,740,713  1,538,357  73,161,847







           See accompanying notes to financial statements.

                      PIONEER NATURAL RESOURCES USA, INC.
                                  401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 1998 and 1997

Note 1.           Description of Plan

         The following brief description of the Pioneer Natural Resources USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan, a copy of which is available to each participant from the Pioneer Natural Resources USA, Inc. 401(k) Plan Committee (the "Plan Administrator"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         General
         -------

         Parker & Parsley Petroleum Company merged with MESA Inc. ("Mesa") during August 1997, creating a new company, Pioneer Natural Resources Company (collectively, the "Company"). As a result of the merger, the Parker & Parsley Retirement Savings Plan became Pioneer Natural Resources USA, Inc. 401(k) Plan effective October 1, 1997 and the Mesa Profit Sharing Plan merged into the Pioneer Natural Resources USA, Inc. 401(k) Plan on October 1, 1997. Net assets of $43,675,657 were transferred into the Plan at fair value on the date of transfer.

         The Plan is a defined contribution plan established under the Internal Revenue Code (the "Code") Section 401 on January 1, 1990 covering all employees of Pioneer Natural Resources USA, Inc. ("the Employer"), a wholly-owned subsidiary of the Company and its successor or successors. Regular full-time employees and part-time employees are eligible to participate on the first day of the month following their date of hire.

         Contributions
         -------------

         Prior to October 1, 1997, participants of the Plan contributed an amount of not less than two percent nor more than 15 percent of their annual salary. The Company matched 100 percent of the first six percent of the Plan participant's compensation through September 30, 1997. The Company's contributions were made in the form of cash or in common stock, or in a combination of cash and common stock.

         Effective October 1, 1997, participants may contribute an amount of not less than two percent nor more than 12 percent of their annual salary. The Employer match is contributed in cash to the Pioneer Natural Resources USA, Inc. Matching Plan ("Matching Plan") at an amount equal to 200 percent of the first five percent of basic compensation contributed by the Plan participants.

                      PIONEER NATURAL RESOURCES USA, INC.
                                401(k) PLAN

                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 1998 and 1997

Note 1.           Description of Plan (continued)

         Participant Accounts
         --------------------

         Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. Plan earnings are allocated to each participant's account in proportion to their fund balance relative to the total fund balance.

         Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, or 50 percent of their account's vested balances, whichever amount is less. The loans are secured by the balance in the participant's account. Participant loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent.
Loan principal and interest is paid ratably through payroll deductions.

         Investment Options
         ------------------

         Except for the Pioneer Natural Resources Stable Value Fund, which became closed to new investments prior to 1998, participants were able to allocate their contributions among the following investment options during the plan year ended Dccember 31, 1998:

         o Vanguard Money Market Reserves - Prime Portolio - Seeks to provide high income and a stable share price of $1 by investing in short-term, high quality money market instruments issued by financial institutions, non-financial corporations, the United States government and United States federal agencies.

         o Vanguard - ST Corporate Fund - Seeks to provide income while maintaining a high degree of stability of principal by investing in short-term bonds, including high-quality corporate and United States Treasury securities.

         o Vanguard 500 Index Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of United States. stock market performance.

         o Vanguard Primecap Fund - Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams.

                             PIONEER NATURAL RESOURCES USA, INC.
                                        401(k) PLAN

                               NOTES TO FINANCIAL STATEMENTS
                                 December 31, 1998 and 1997

Note 1.           Description of Plan (continued)

         o Vanguard Windsor II Fund - Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

         o Vanguard International Growth Fund - Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

         o Sarofim Equity Fund - Seeks to provide high growth of capital by investing in a broadly diversified portfolio of large companies. Income is a secondary goal.

         o Pioneer Natural Resources Stable Value Fund - Seeks to provide a high level of income and a stable unit value of $1 in most cases.

         o Pioneer Natural Resources Stock Fund - The Pioneer Natural Resources Stock Fund is designed to provide long-term growth of capital through increases in the value of the common stock of the Company. Dividends, if any, are reinvested to purchase more shares.

         Vesting
         -------

         As is described in more detail in "Contributions" above, participants' contributions and Plan earnings are maintained in the Plan. Employer contributions are maintained in the Matching Plan, together with the earnings of the Matching Plan.

         Participants are immediately vested in their voluntary contributions made into the Plan plus the actual Plan earnings thereon. Vesting in the Matching Plan is based upon years of continuous service. A participant is fully vested in the Matching Plan after four years of service.

         During 1998, certain participants were terminated by the Company in connection with a corporate reorganization. By amendment to the Plan, these participants became fully vested in all contributions to the Plan, as of their dates of termination.

                      PIONEER NATURAL RESOURCES USA, INC.
                                401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

Note 1.           Description of Plan (continued)

         Payments of Benefits
         --------------------

         If the total value of the vested portion of the participant's account is $5,000 or less, payment will be made in one lump sum as soon as administratively possible. If the total value of the vested portion of the participant's account exceeds $5,000, payment will occur at age 70-1/2 unless the participant terminates, retires or becomes disabled prior to age 70-1/2 and consents to an earlier distribution date by filing a written request to the Plan Administrator within 90 days prior to the date the participant wishes to receive a distribution. Except for participant accounts that have a total vested value of $5,000 or less, distributions to terminated, retired or disabled participants will be annuities, but may be installments or lump sum payments if so directed by the participant. A participant's beneficiary will receive the participant's account balance in the event of a participant's death.


         Withdrawal of Benefits
         ----------------------

         Employees may withdraw their vested assets in the Plan under certain hardship conditions as defined in the Plan agreement. Terminated participants may also withdraw their vested assets in the Plan.

         Plan Termination
         ----------------

         Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become fully vested in their accounts.

Note 2.           Summary of Significant Accounting Policies
-------            ------------------------------------------

         Basis of Presentation
         ---------------------

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         Investment Valuation
         --------------------

         Investments are valued at fair value as determined by Vanguard Fiduciary Trust Company (the "Trustee"). Fair value is determined as follows:

1) Investments in securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year;

                         PIONEER NATURAL RESOURCES USA, INC.
                                     401(k) PLAN

                              NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998 and 1997

Note 2.           Summary of Significant Accounting Policies (continued)
-------            ------------------------------------------------------

2) Investments in guaranteed investment contracts with insurance companies are valued at contract value, which approximates fair value (see Note 3. of the Notes to Financial Statements); and

3) Participant loans receivable are valued at their unpaid principal balance which approximates fair value.

         Security Transactions and Investment Income
         -------------------------------------------

         Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

         Use of Estimates
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

         Reclassifications
         -----------------

         Certain reclassifications have been made to the 1997 amounts to conform to the 1998 presentation.

Note 3.           Investments
-------           -----------

         The Pioneer Natural Resources Stable Value Fund is composed of investment contracts issued by insurance companies as well as a money market account which acts as a holding account as the contracts mature. Each contract earns a guaranteed annual interest rate for a specific period of time. The accounts earn interest as credited by the insurer. The guaranteed annual rates ranged from 5.9 percent to 7.7 percent during 1998 and the average annual yield ranged from 5.9 percent to 7.4 percent during 1998, and 5.4 percent to 7.7 percent during 1997. The contracts mature on December 31, 1999 and are stated at contract value which approximates fair value.

                      PIONEER NATURAL RESOURCES USA, INC.
                                401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 1998 and 1997

Note 3.           Investments (continued)
-------           -----------------------

         The number of units and net asset value per unit for the Pioneer Natural Resources Stock Fund at December 31, 1998 and 1997 was 363,470 and $3.16 and 262,769 and $10.43, respectively.


Note 4.           Administrative Expenses
-------           -----------------------

         Administrative expenses incurred by the Plan were $208,867 and $1,780 during the yesrs ended December 31, 1998 and 1997, respectively. The increase in expenses incurred is primarily reflective of Sarofim Equity Fund fees that were paid by Mesa during 1997, but are being incurred by the Plan since the merger of the Mesa Profit Sharing Plan in 1997 (see Note 1. to the Notes to Financial Statements). The Employer may pay certain expenses incurred in the establishment and administration of the Plan, including expenses and fees of the Trustee, but it shall not be obligated to do so, and any such expenses not paid by the Employer shall be paid from the Plan earnings. The Employer paid approximately $46,000 and $58,000 of administrative expenses relating to 1998 and 1997, respectively.

Note 5.           Tax Status of the Plan
-------           ----------------------

         The Plan has received a determination letter from the Internal Revenue Service dated January 14, 1999, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6.           Related Party Transactions
-------           --------------------------

         Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

PAGE>

                   PIONEER NATURAL RESOURCES USA, INC.
                               401(k) PLAN

                     NOTES TO FINANCIAL STATEMENTS
                      December 31, 1998 and 1997


Note 7.           Reconciliation of Financial Statements to Forms 5500
-------           ----------------------------------------------------

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           December 31,
                                                   -------------------------
                                                   1998                1997
                                                   ----                ----

Net assets available for benefits per the
 accompanying financial statements               $77,613,873       $73,161,847
 allocated to withdrawing participants               (84,710)         (237,736)
                                                 -----------       -----------
Net assets available for benefits per the
 Form 5500                                       $77,529,163       $72,924,111
                                                 ===========       ===========

         The following is a reconciliation of distributions to participants per the financial statements to the Forms 5500:


                                                       For the year ended
                                                       ------------------
                                                           December 31,
                                                       1998          1997
                                                       ----          ----

Distributions to participants per the
 accompanying financial statements              $ 14,074,200       $ 1,409,604
Add: Amounts allocated to withdrawing
 participants at end of year                          84,710           237,736
Less: amounts allocated to withdrawing
 participants at beginning of year                  (237,736)          (46,113)
                                                ------------       -----------
Distributions to participants per the
 Form 5500                                      $ 13,921,174       $ 1,601,227
                                                ============       ===========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                    PIONEER NATURAL RESOURCES USA, INC.
                               401(k) PLAN

                       NOTES TO FINANCIAL STATEMENTS
                         December 31, 1998 and 1997



Note 8.           Subsequent Event

         Effective April 1, 1999, the Plan was amended to allow participants to change their applicable percentage of payroll deductions as of the first day of the first pay period in any calendar month. Prior to the amendment, participants could only make percentage of payroll deduction changes quarterly.

                                                              EIN: 75-2516853
                                                             Plan Number: 001
                   PIONEER NATURAL RESOURCES USA, INC.
                              401(k)

        Line 27a - Schedule of Assets Held for Investment Purposes

                        As of December 31, 1998


                                                (c)
                                          Description of
                  (b)                  investment including
           Identify of issue           maturity date, rate of                       (e)
            borrower, lessor,         interest, collateral, par     (d)           Current
  (a)       or similar party             or maturity value          Cost           Value
-------  -----------------------     --------------------------    ------        --------

    *      VMMR- Prime Portfolio        Money Market Fund          $ 9,022,294   $9,022,294
    *      Vanguard-ST                   Registered Investment
               Corporate Fund             Company                    4,990,127    5,014,181
    *      Vanguard 500 Index            Registered Investment
               Fund                       Company                    4,443,663    6,061,044
    *      Vanguard Primecap Fund        Registered Investment
                                          Company                    5,432,011    7,667,874
    *      Vanguard Windsor II Fund      Registered Investment
                                          Company                    7,412,372    8,482,733
    *      Vanguard International        Registered Investment
               Growth Fund                Company                      468,142      503,275
           Sarofim Equity Fund           Registered Investment
                                          Company                   28,018,845   35,779,402
    *      Pioneer Natural Resources
               Stable Value Fund:
                 New York Life           Guaranteed Insurance
                  Insurance Company       Contract                     606,978      606,978
                 VGI Prime Money
                  Market Fund            Money Market Fund           1,669,615    1,669,615
    *      Pioneer Natural Resources
                Stock Fund               Common Stock Fund           2,776,429    1,148,565
    *      Participants' loans           Interest rates ranging
                                          from 7% - 10%                      -    1,657,912
                                                                   -----------  -----------
                                                                   $64,840,476  $77,613,873
                                                                   ===========  ===========

___________________________
*Party in-interest


PAGE>

                                                                EIN: 75-2516853
                                                                Plan Number: 001

                        PIONEER NATURAL RESOURCES USA, INC.
                                    401(k) PLAN

                  Line 27d - Schedule of Reportable Transactions
                            Year ended December 31, 1998




                                                                                                              (h)
                                                                                                            Current
                                                                                                             Value
        (a)                                                       (c)               (d)          (g)      of asset on         (i)
   Identity of              (b)                                Purchase          Selling       Cost of    transaction         Net
 Party Involved     Description of Asset                         Price             Price       Assets        date            gain
----------------    ---------------------------------------    ---------         --------     --------   ------------      -------
                    Category (iii) - series of transactions
                    in excess of five percent of net assets:

        *                Sarofim Equity Fund                  $ 2,706,796       $         -   $2,706,796   $ 2,706,796   $        -
                                                                                 11,271,120    9,985,980    11,271,120    1,285,140

        *                VMMR -Prime Portfolio                  6,911,386                 -    6,911,386     6,911,386            -
                                                                                  4,809,099    4,809,099     4,809,099            -

        *                Vanguard 500 Index Fund                2,654,750                 -    2,654,750     2,654,750            -
                                                                                  1,409,715    1,088,979     1,409,715      320,736

        *                Vanguard Primecap Fund                 2,204,475                 -    2,204,475     2,204,475            -
                                                                                  2,010,009    1,622,115     2,010,009      387,894

        *                Vanguard Windsor II Fund               3,130,018                 -    3,130,018     3,130,018            -
                                                                                  2,269,594    1,852,705     2,269,594      416,889



______________________
*Vanguard Fiduciary Trust Company
There were no category (i), (ii) or (iv) transactions during 1998 and columns(e) and (f) are not applicable.

                 PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN

                                S I G N A T U R E S

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.

                                PIONEER NATURAL RESOURCES USA, INC. 401(k) PLAN


                                By:      Pioneer Natural Resources USA, Inc.
                                         401(k) Plan Committee



Date:    June 25, 1999          By: /s/ Larry N. Paulsen
                                    --------------------------------
                                         Larry N. Paulsen
                                         Chairman


Date:    June 25, 1999          By: /s/ John V. Peters
                                    --------------------------------
                                         John V. Peters

Date:    June 25, 1999          By: /s/ Kevin W. Reed
                                    --------------------------------
                                         Kevin W. Reed

Date:    June 25, 1999          By: /s/ David W. Simpson
                                    --------------------------------
                                         David W. Simpson

Date:    June 25, 1999          By: /s/ M. Garrett Smith
                                    --------------------------------
                                         M. Garrett Smith



PAGE>

INDEX TO EXHIBITS


Exhibit
Number   Description                         Page
------   ---------------------------         ----

23.1     Consent of Ernst & Young LLP

23.2     Consent of KPMG LLP


                                                                  EXHIBIT 23.1

                        CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-39249) pertaining to the Pioneer Natural Resources USA, Inc. 401(k) Plan of our report dated May 18, 1999, with respect to the financial statements and schedules of the Pioneer Natural Resources USA, Inc. 401(k)Plan included in this Annual Report on Form 11-K for the year ended December 31, 1998.

                                      Ernst & Young LLP

Fort Worth, Texas
June 28, 1999

PAGE>

                                                                 EXHIBIT 23.2

                         CONSENT OF INDEPENDENT AUDITORS


Pioneer Natural Resources Company
  Pioneer Natural Resources USA, Inc.
    401(k) Plan Committee

We consent to incorporation by reference in the registration  statement
(No. 333-39249) on Form S-8 of Pioneer Natural Resources USA, Inc. 401(k) Plan of our report dated June 12, 1998, relating to the statement of net assets available for benefits of the Pioneer Natural Resources USA, Inc. 401(k) Plan as of December 31, 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1997, which report appears in the December 31, 1998 annual report on Form 11-K of the Pioneer Natural Resources USA, Inc. 401(k) Plan.


                                        KPMG LLP

Midland, Texas
June 28, 1999